SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)

Of The Securities Exchange Act Of 1934

Metro-Goldwyn-Mayer Inc.

(Name of Subject Company (Issuer))

Metro-Goldwyn-Mayer Inc.

(Name of Filing Persons (Offeror))

Common Stock, par value

$0.01 per share

(Title of Class of Securities)

591610100

(CUSIP Number of Class of Securities)

Jay Rakow, Esq.

Senior Executive Vice President and General Counsel

Metro-Goldwyn-Mayer Inc.

10250 Constellation Boulevard

Los Angeles, CA 90067

(310) 449-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Bidder)

Copy to:

Janet S. McCloud, Esq. Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro LLP 10250 Constellation Boulevard, 19th floor Los Angeles, CA 90067 (310) 553-3000	Charles M. Nathan, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4864 (212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$180,000,000	$14,562**

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,000,000 shares of common stock at the maximum tender offer price of $18.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals $80.90 per million of the aggregate amount of the cash offered by Metro-Goldwyn-Mayer Inc.
☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,562	Filing Party: Metro-Goldwyn-Mayer Inc.
Form or Registration No.: Schedule TO	Date Filed: December 4, 2003
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 4, 2003 (the “Schedule TO”) by Metro-Goldwyn-Mayer Inc., a Delaware corporation (the “Company”), relating to a tender offer by the Company for up to 10,000,000 shares of the Company’s common stock, par value $0.01 per share (the “shares”), at a price not greater than $18.00 nor less than $16.25 per share, net to the seller in cash, on the terms and subject to the conditions set forth in an Offer to Purchase, dated December 4, 2003, and in the related Letter of Transmittal.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1) and (a)(2), respectively, are hereby amended as follows:

(1)	The last sentence of the second paragraph of the cover page of the Offer to Purchase is amended by deleting the phrase “as promptly as practicable” and substituting the word “promptly.”

(2)	The first sentence of the Section entitled “Forward Looking Statements” of the Offer to Purchase found on page 5 is amended by deleting the following: “within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act.”

(3)	The last sentence of the fourth paragraph under the Introduction of the Offer to Purchase found on page 6 is amended by deleting the phrase “as promptly as practicable” and substituting the word “promptly.”

(4)	The penultimate sentence of the sixth paragraph under Section 1 (“Number of Shares; Proration”) of the Offer to Purchase found on page 9 is amended by deleting the phrase “as promptly as practicable” and substituting the word “promptly.”

(5)	The first full paragraph on page 10 of the Offer to Purchase is amended by deleting it in its entirety.

(6)	The third paragraph under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase found on page 10 is amended by adding the following at the end of the paragraph:

“Our senior management considered and presented to our Board of Directors a range of alternatives available to MGM, including open market repurchases of our shares, a “modified” Dutch auction tender offer for our shares and a fixed price tender offer for our shares. In addition, our senior management also considered making a pro rata distribution to all of our stockholders of tradable put rights with respect to our shares. This alternative was ultimately rejected by senior management and our Board of Directors because of the complexity in executing an offering of put rights. Our senior management did not consider a cash dividend because the purpose of the transaction is to share the wealth with our public stockholders (i.e., all of our stockholders other than our directors, executive officers, Tracinda Corporation and Kirk Kerkorian). Management and our Board of Directors concluded that a “modified” Dutch auction tender offer would provide the best way to accomplish our goal of sharing some of our wealth with our public stockholders for the following reasons:

•	A “modified” Dutch auction tender offer would involve less market risk to MGM than open market repurchases of our shares;

•	A “modified” Dutch auction tender offer can be executed simply and quickly in a cost-efficient manner; and

•	In comparison to a fixed price tender offer, the market would set the clearing price for the purchase of the shares in a “modified” Dutch auction tender offer.”

(7)	The last sentence of the first paragraph on page 17 of the Offer to Purchase (which paragraph begins on page 16) is amended by deleting it in its entirety.

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(8)	Section 4 (“Withdrawal Rights”) of the Offer to Purchase is amended by adding the following at the end of the first paragraph on page 18 of the Offer to Purchase: “A stockholder who has tendered shares at more than one price must complete a separate notice of withdrawal for each price at which shares have been tendered.”

(9)	The first sentence of the first paragraph and the last sentence of the fifth paragraph under Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase found on pages 18 and 19, respectively, are amended by deleting the phrase “as promptly as practicable” and substituting the word “promptly.”

(10)	The first paragraph under Section 7 (“Conditions of the Tender Offer”) of the Offer to Purchase found on page 20 is amended by (a) deleting the phrase “the time of payment for any shares (whether any shares have theretofore been accepted for payment)” and substituting the phrase “the Expiration Date” and (b) deleting the phrase “(including any action or inaction by us).”

(11)	The first bullet point under Section 7 (“Conditions of the Tender Offer”) of the Offer to Purchase found on page 20 is amended by deleting clause (v) and substituting the following: “(v) any decrease of more than 10%, measured from the close of trading on December 3, 2003 (the last trading day prior to the commencement of the tender offer), in the market price for the shares or in the New York Stock Exchange Index, Nasdaq Composite Index, Dow Jones Industrial Average or the S&P 500 Composite Index.”

(12)	Clause (iv) of the fourth bullet point under Section 7 (“Conditions of the Tender Offer”) of the Offer to Purchase found on page 21 is amended by deleting the phrase “or materially impair the contemplated benefits to us thereof.”

(13)	The first sentence of the third full paragraph on page 24 of the Offer to Purchase is amended by deleting the phrase “or at the SEC’s public reference rooms located in New York City at 233 Broadway, New York, NY 10279, or in Chicago at 175 West Jackson Blvd., Suite 900, Chicago, IL 60604.”

(14)	The first sentence of the fifth full paragraph on page 24 of the Offer to Purchase is amended by deleting the phrase “and any additional documents that we may file with the SEC between the date of the Offer and the expiration of the Offer.”

(15)	The last paragraph under Section 14 (“United States Federal Income Tax Consequences”) of the Offer to Purchase found on page 36 is amended by deleting the phrase “AND IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY.”

(16)	The first sentence of the second paragraph under Section 16 (“Fees and Expenses”) of the Offer to Purchase found on page 37 is amended by deleting the phrase “reasonable and customary compensation” and substituting the following: “$750,000.”

(17)	The last sentence of the fourth paragraph under Section 16 (“Fees and Expenses”) of the Offer to Purchase found on page 37 is amended by deleting such sentence and substituting the following: “The Information Agent will receive approximately $60,000, including reimbursement of expenses, the Depositary will receive reasonable and customary compensation and will be reimbursed by us for reasonable out-of-pocket expenses and each will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METRO-GOLDWYN-MAYER INC.

By:	/s/ WILLIAM A. JONES

Name: William A. Jones Title: Senior Executive Vice President and Secretary

Dated: December 15, 2003

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